

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Leroy Yau
Director
World Praise Limited
Vistra Corporation Services Center, Ground Floor NVP Building
Beach Road
Apia, Samoa

> **Re: Aerkomm Inc.**
> **Schedule 13D filed by World Praise Limited and Leroy Yau**
> **Filed January 3, 2023**
> **File No. 005-91612**

Dear Leroy Yau:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed January 3, 2023

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was December 7, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the December 7, 2022 event date, the January 3, 2023 filing was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

2. We note footnote number two to the cover pages for each of the filers explains that the percentage of beneficial ownership reported as being owned is based upon 9,869,165 shares of the issuer's common stock outstanding. Notwithstanding the apparent use of

that figure as the denominator in determining the amount of beneficial ownership held, please advise us, with a view towards revised disclosure, how the amount of beneficial ownership disclosed in Row 13 of the two cover pages was calculated.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions